Filed by Earle M. Jorgensen Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Earle M. Jorgensen Company

Commission File No: 001-07537

Related Registration Statement No. 333-131615

The attached transcript (the “Transcript”) is from Earle M. Jorgensen Company’s (“EMJ”) conference call to announce the earnings for the third quarter of fiscal 2006 which occurred on February 8, 2006. During the call Maurice S. Nelson, Jr., Chief Executive Officer, R. Neil McCaffrey, President and Chief Operating Officer, William S. Johnson, Chief Financial Officer, and Gil Leon, Controller, discussed reported sales and earnings for EMJ’s third fiscal quarter ended December 30, 2005. A recording of the call and the Transcript will be made available on EMJ’s Website at www.emjmetals.com beginning on February 9, 2006.

ADDITIONAL INFORMATION RELATING TO THE MERGER AND WHERE TO FIND IT

In connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 17, 2006, among EMJ, Reliance Steel & Aluminum Co., or Reliance, and RSAC Acquisition Corp., on February 7, 2006, Reliance filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a preliminary proxy statement/prospectus. Investors are urged to read such preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when available, and any other relevant materials filed by EMJ or Reliance, because they contain, or will contain, important information. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by EMJ and Reliance with the SEC may be obtained free of charge at the SEC’s Website (www.sec.gov), from Reliance on its Website at www.rsac.com, or from EMJ on its Website at www.emjmetals.com.

Reliance, EMJ and their respective directors, executive officers, and other employees may be deemed to be participating in the solicitation of proxies from EMJ’s stockholders in connection with the approval of the proposed transaction. Information about Reliance’s directors and executive officers is available in Reliance’s proxy statement, filed with the SEC on April 15, 2005, for its 2005 annual meeting of shareholders. Information about EMJ’s directors and executive officers is available in EMJ’s proxy statement, filed with the SEC on July 21, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants is included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus when it is available.

EARLE M. JORGENSEN COMPANY

Moderator: Bill Johnson

February 8, 2006

10:00 am CT

Operator:	Good morning. My name is (Leigh). And I will be your conference facilitator today.

At this time I would like to welcome everyone to the Earle M. Jorgensen Company Earnings conference call for the Third Quarter and Nine Months Ended December 30, 2005.

All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star and the number 2 on your telephone keypad.

This conference call may contain forward-looking statements relating to future financial results that are subject to risks, uncertainties, and other factors such as the cyclicality of the metals industry and the industries that purchase our products, fluctuations in metal prices, risks associated with the implementation of new technologies, general economic conditions, competition in the metals service center industry, our ability to satisfy our on time or free delivery guarantee, and uncertainties or risks relating to the proposed merger of EMJ into a wholly owned subsidiary of Reliance. Actual events or results may differ materially from expectations due to these risks, uncertainties, and other factors. These factors and additional information are included in our filings with the Securities and Exchange Commission, or the SEC. In particular we refer you to our annual report on Form 10-K filed with the SEC on June 29, 2005, and to the registration statement on Form S-4 filed by Reliance with the SEC on February 7, 2006, which includes the preliminary proxy statement/prospectus for the proposed merger.

You should be aware that we do not plan to update these forward-looking statements whether as a result of new information, future events or otherwise, unless required by law.

Reliance has filed a preliminary proxy statement/prospectus with the SEC in connection with the proposed merger of EMJ into a wholly owned subsidiary of Reliance.

Investors are urged to read the preliminary proxy statement/prospectus and any other relevant documents filed or to be filed by Reliance or EMJ, including the definitive proxy statement/prospectus, when available, because they contain or will contain important information.

The preliminary proxy statement/prospectus is, and other documents filed by Reliance and EMJ with the SEC are, available free of charge at the SEC’s Website, http://www.sec.gov.

The proxy statement/prospectus and these other documents may also be obtained, when available, free of charge from EMJ at http://www.emjmetals.com.

Neither this communication nor the proxy statement/prospectus constitutes an offer to sell or the solicitation of an offer to buy Reliance common stock in any jurisdiction outside the United States where such offer or issuance would be prohibited. Such an offer or issuance will only be made in accordance with the applicable laws of such jurisdiction.

The transcript of this call, including a Regulation G reconciliation of certain disclosures discussed in this call, will be posted on our website as soon as practicable after the call.

I would now like to turn the conference over to management of Earle M. Jorgensen Company.

Thank you. You may begin your conference.

Maurice S. Nelson, Jr.:	Okay, this is Sandy Nelson, Chief Executive Officer of EMJ. Good morning everybody and welcome to our Third Quarter Fiscal 2006 conference call.

Joining me is Bill Johnson, our Chief Financial Officer, Gil Leon, our Controller, and Neil McCaffrey, our newly appointed President and Chief Operating Officer of the company.

As the Operator stated, before I get into the quarter’s performance, as many of you know, on January the 17, 2006 EMJ and Reliance Steel & Aluminum Company signed a definitive merger agreement in which Reliance will acquire all outstanding shares of EMJ in a cash and stock merger. A preliminary proxy statement/prospectus has been filed with the Securities and Exchange Commission and on January 20, 2006 both parties sent in their applications to the FTC and the Department of Justice in accordance with the Hart-Scott-Rodino Antitrust Act. EMJ expects the transaction to close as early as the Second Quarter of 2006 following approval from the EMJ stockholders and regulatory clearance. We would like to note to all of you on this call that we will not be discussing the impending acquisition of the Company by Reliance Steel beyond these brief prepared remarks and we will not be answering questions about any aspect of the transaction. For further information, we refer you to the registration statement on Form S-4 filed by Reliance on February 7, 2006 and the merger agreement attached as an exhibit to our Form 8-K on January 19, 2006.

With that I will return to the purpose of the call, which is to discuss our third quarter results.

Overall we are very pleased with our strong performance in the third quarter which historically, due to holidays and plant shutdowns among our customer base traditionally, has been our slowest quarter.

Let me give you a few of the financial highlights before Bill Johnson, our CFO, gives more details.

For the three months ended December 30, 2005 our revenues were $428.8 million a 6.8% increase compared to the same quarter a year ago. Tons shipped for the quarter were approximately 195,000 versus approximately 185,000 tons in Q3 of last year. The average selling price was approximately $1.10 per pound compared to $1.09 at the same time last year and $1.10 for the September quarter this fiscal year. EMJ’s line items shipped were the second highest quarterly total in company history.

Net income for the quarter was $18.2 million compared to $4.5 million last year. However this year’s tax rate was 39.7% versus a tax benefit of $2.2 million last year. On a pretax basis we earned $30.1 million, a 13 fold increase over the $2.3 million we earned in the same quarter last year when we had a $28.8 million charge related to our restructuring. Lower metal cost increases reduced our (LIFO) charge for the quarter to $1.9 million versus a charge of $18.1 million for the same quarter last year.

EBITDA for the third quarter was $47 million compared to $19.4 million for Q3 last year.

Diluted earnings per share were 35 ¢ per share on 52.5 million diluted weighted shares outstanding compared to 29 ¢ per diluted share on 15.7 million diluted weighted shares outstanding in the Third Quarter of Fiscal 2005. You may remember that the increase in the diluted weighted shares outstanding between this year and last year was due to the weighting of the shares issued in conjunction with our merger, financial restructuring, and initial public offering in April 2005 which resulted in an additional 37.3 million common shares being issued.

As I said last quarter, margins had been stabilizing on a month-to-month basis and this has continued. We experienced a 50 basis point improvement in gross margins in the quarter to 25.7% from 25.2% in the September quarter although margins are down from the 26.8% in the December quarter a year ago.

We also continued to develop the business for the future and are pursuing strategies to strengthen our position in the marketplace and grow organically. During the Third Quarter of Fiscal 2006 we made substantial progress on our new Quebec City, Canada, and Lafayette, Louisiana facilities. Quebec City began operations in January and we expect operations in Lafayette to begin in March. In each case these facilities will increase the service level to our customers in the markets that they serve.

Business remains stable across the industries that we serve with few moderate increases or decreases in volume shipped apart from, as I’m sure you would expect, our locations that serve energy related customers which continues to have - these continue to have very solid performances and record level volumes in a number of cases.

Looking at the current quarter ending March 31st, we currently expect pricing stability to continue and margins to remain fairly stable as well. This quarter is historically strong in volume and we are seeing and expect to see increased volumes compared to the December quarter. As such, we currently expect revenue for the Fiscal Quarter ending March 31, 2006 to be in the range of $480 million to $500 million, EBITDA within a range of $54 million to $59 million, and diluted earnings per share within a range of 48 ¢ to 53 ¢ based on approximately 53 million diluted weighted shares outstanding. This guidance includes approximately $2 million of anticipated merger related expenses before tax. As a result we expect full year revenues to be in the range of $1.77 billion to $1.79 billion, EBITDA to be between $195 million to $200 million, and diluted earnings per share to be between $1.65 to $1.70 per share again, based on approximately 52 million weighted diluted shares outstanding.

Now let me hand the call over to Bill Johnson for more financial details on the third quarter.

Bill.

William S. Johnson:	Good morning, thank you Sandy and good morning everyone.

Revenues for the Third Quarter of Fiscal 2006 increased 6.8% to $428.8 million from $401.7 million for the same period in Fiscal 2005. The increase in revenues was due to changes in product mix and improved tonnage shipped during the quarter. A majority of the improvement came from volumes, where tons shipped rose to approximately 195,000 tons, up 5.4% compared to approximately 185,000 tons a year ago. The tonnage increases were largely driven by our customers in general machining, oil, gas and energy, and industrial equipment, and solid demand for nearly all other customer sectors.

During the quarter, operating income increased 168% to $44.0 million from $16.4 million in the same quarter last year. Pretax income also increased significantly during the quarter to $30.1 million compared to $2.3 million for the same period in Fiscal 2005. Net income for the third quarter was $18.2 million versus $4.5 million for the same period in Fiscal 2005 as Sandy said, in part due to the reduced (LIFO) charge which was $1.9 million compared to $18.1 million for the same quarter last year and also due to the restructuring charges of $17.3 million for our stock obligation to our retirement savings plan, a $6.3 million termination fee, and a $3.5 million performance bonus that were paid in the third quarter last year offset by the higher tax charge.

Gross profit for the Third Quarter of Fiscal 2006 increased 2.4% to $110.3 million from $107.8 million for the same period in Fiscal 2005. Gross margin for the Third Quarter of Fiscal 2006 was 25.7% compared to 26.8% in the Third Quarter of Fiscal 2005.

We continue to see significant competition as metals availability continues to be good in most sectors and for most products but as we indicated on our last call there has been some firming in gross margins. In fact gross margins were up from 25.2% in our most recent September quarter.

Operating expenses for the Third Quarter of 2006 were $66.3 million compared to $91.3 million in the same period of 2005. As a percent of revenues, operating expenses fell to 15.5% from 22.7% in the Third Quarter of Fiscal 2005.

The main reason for the decrease was that last year’s G&A included $28.8 million of expenses related to the financial restructuring that I previously mentioned.

G&A includes the positive $0.6 million mark-to-market adjustment related to our obligation to contribute approximately 720,000 additional common shares to our stock bonus plan. We will make the maximum allowable contribution of these shares for the effective participants after our fiscal year end.

Interest expense decreased to $13.9 million in the Third Fiscal Quarter of 2006. Non-COLI related interest expense is $7.4 million compared to $8.1 million in the same period for Fiscal 2005 due to lower borrowings under our revolving credit facility.

Our effective tax tate for the Third Quarter of Fiscal 2006 was 39.7% compared to a tax benefit of $2.2 million last year. The increase in our effective tax rate was due to the use of net operating losses last year that are not available this year. We currently anticipate that our effective tax rate will be approximately 35% for Fiscal 2006 and consists of federal, state, and foreign taxes.

Now I will go through our year-to-date numbers.

Revenues for the nine months of Fiscal Year 2006 were $1.29 billion, an increase of 11.5% over the nine months ended December 2005 when sales were $1.15 billion. The revenue increase was driven by price increases, product mix changes, and a 2.6% increase in tons shipped for the first nine months in fiscal 2006 compared to the same period in fiscal 2005. Operating income increased 27.8% to $132.6 million compared to $103.8 million for the same period in fiscal 2005. Income before taxes rose by 118.2% from $41.8 million to $91.2 million. Net income for the first nine months of fiscal 2006 increased 56.6% to $59.6 million from $38.1 million for the same period in fiscal 2005.

Gross profit for the first nine months of fiscal 2006 increased 1.8% to $329.8 million from $323.9 million for the same period in fiscal 2005. Gross margin for the first nine months of fiscal 2006 was 25.7% compared to 28.1% in the same period of fiscal 2005. The LIFO estimate for the first nine months of 2006 was a charge to cost of sales of $0.7 million compared to a $42.5 million charge in the prior year’s first nine months.

Operating expenses for the first nine months of fiscal 2006 were $197.2 million compared to $220.1 million in the same period of 2005. As a percent of revenues, operating expenses decreased to 15.3% from 19.1% in the first nine months of fiscal 2005. G&A was lower than the same period last year primarily due to the absence of the restructuring charges incurred in 2005 that I’ve already discussed. I will also note that this year we have had higher Warehouse and Delivery wages and overtime costs and additional fuel costs, both driven by higher volume shipped. Professional services expenses were also higher this year. And these nine month numbers also include the $8.5 million IPO bonus.

Interest expense decreased to $41.4 million in the first nine months of fiscal 2006 from $62 million for the same period last year. The main reasons for the decrease were the elimination of $21.4 million of interest expense on the Holding company notes that were outstanding during the prior year and lower average balances on our revolving credit facility.

Working capital increased $263.6 million at December 30th compared to $185.8 million at March 31st. The main change in net working capital for the first nine months was due to a decrease in accounts payable and accrued liabilities of $92.6 million.

Cash flows from operating activities were flat during the first nine months of fiscal 2006 compared to cash used in operating activities of $22.7 million in the same period last year.

Our cap ex for the first nine months of fiscal 2006 was $24.4 million.

We had availability of $257.1 million on our revolver at December 30, 2005. As we anticipated last quarter, the outstanding balance is down $29.3 million. Based on our guidance, we expect to have a zero balance on this facility at the end of our fiscal year on March 31, 2006.

We currently anticipate that capital expenditures for fiscal 2006 will be approximately $33 million and will consist of facilities expansion, including our Kasto system, reengineering, additional satellite facilities, IT upgrades and new equipment purchases and existing equipment replacements.

Our board has approved a fiscal year 2007 cap ex budget of $18.7 million, including approximately $5 million for our Portland facility and a significant portion of the balance for the addition of value-added processing equipment throughout our 39-facility network.

With that, I’ll turn the call back over to Sandy to make some final comments.

Maurice S. Nelson, Jr.:	Okay thanks Bill. Well, this has been a strong quarter for us. We achieved excellent volumes without sacrificing margins. At the moment, the market looks stable and we’re looking forward to continuing this run rate into the next quarter and actually building on it in the course this quarter coming up, which is traditionally our strongest.

So with that, we’re available for your questions about our financial performance and business prospects operator.

Operator:	At this time, if you would like to ask a question, please press star then the number 1 on your telephone keypad. Again, that’s star 1. And we’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Brett Levy with Jeffries & Company.

Brett Levy:	First off, Sandy, I just wanted to congratulate you on a very successful career and thank you for sort of turning Jorgensen around over the last 10 years.

Maurice S. Nelson, Jr.:	Thanks a lot.

Brett Levy:	Secondly, I wanted to talk a little bit about what you guys are seeing in terms of the inventory levels and the import levels in some of your key products. Obviously that seems to be the biggest threat to the industry right now. And can you talk a little bit around that?

Maurice S. Nelson, Jr.:	Well our own inventory levels really have been pretty stable. There’s no question that there is more inventory out there and the situation is more competitive. And we’re not really seeing, at least I haven’t had a report of any surge of imports that would really affect us Brett. So I think that you could pretty much take the present situation and extrapolate it at least one quarter forward.

Brett Levy:	And then can you guys talk about what kind of demand you’re seeing or trends in demand? And you can break it into sort of Ferrous Bar, Ferrous tubular or non-Ferrous products, sort of where you’re seeing the end market demand strengthening or weakening?

Maurice S. Nelson, Jr.:	Yes. We’ve seen a nice upsurge in our cold-finished carbon which while our numbers overall have been strong really across the board, this was most welcome in the last quarter.

We’re strong, I’ve got to say, right across the board. White metals are doing especially well. Tubular products are running at very, very high rates compared to history. And there are not really any - Bill, you might want to chime in - but I don’t see any pronouncedly soft areas for us right now.

So long products is a good place to be. And you can see this in the pricing. We’ve been saying right along that long products pricing has been stable. It’s not volatile. The demand has been steady. It’s certainly been helped by the energy sector.

William S. Johnson:	One thing I’d add, the alloys that are used in the energy sector obviously are very strong right now.

Maurice S. Nelson, Jr.:	So we are, you know, all the growth you’re seeing in the quarter is essentially - it’s no longer inflation. We’re not seeing that. But certainly prices are steady. And in fact, they were right exactly almost where they were for the year ago quarter.

Brett Levy:	All right, last question then I’ll pass the ball. Can you talk about, obviously you guys have got a technological and logistical perceived advantage over a lot of your competitors. Can you just talk theoretically since prospectively you’re going to be combined with another entity?

Is that something that you can sort of transition relatively easily on to another platform or is that more complex than that? I know it took you several years to implement it within your own organization. Can you…

Maurice S. Nelson, Jr.:	Well, Neil McCaffery’s on the call. He’s responsible for this, Neil, do you want to respond?

Neil McCaffery:	Sure. Thank you Sandy. The expectation I think that we have is that we will continue to build. We have continued opportunities for us to improve and enhance the technology that we currently employ. And while we would expect that there would be some opportunities, what we’re really focused on right now is that effort.

So we don’t expect there to be any additional changes other than the changes to our technology that we already have planned in terms of enhancement we already have.

Maurice S. Nelson, Jr.:	But you’re not wrong about the advantage that our systems have given this company both in terms of significantly reduced headcount versus the industry and levels of service versus the industry.

Brett Levy:	Okay, thanks very much guys.

Maurice S. Nelson, Jr.:	Okay, thank you.

Operator:	As a reminder, in order to ask a question, please press star then the number 1 on your telephone keypad. Your next question comes from Aldo Mazzaferro with Goldman Sachs.

Maurice S. Nelson, Jr.:	Good morning Aldo.

Aldo Mazzaferro:	Hey Sandy. How are you?

Maurice S. Nelson, Jr.:	Fine. How are you?

Aldo Mazzaferro:	Just want to echo that congratulations for you and the entire team. You know, it’s a been a company that – the greatest company that nobody ever heard about, had a little brief moment in the public arena and…

Maurice S. Nelson, Jr.:	Yes we did.

Aldo Mazzaferro:	And I think it’s really illuminated the quality of the company I think, for a lot of people.

Maurice S. Nelson, Jr.:	Thank you.

Aldo Mazzaferro:	I just had a few little questions. On your cap ex budget for next year, is there a - is that going to be significantly lower than what you think you might spend this year? It seems a little lower than what I…

William S. Johnson:	The number for the fiscal year for this year is 33.

William S. Johnson:	And 18.7 for next year.

Maurice S. Nelson, Jr.:	So about half.

William S. Johnson:	Yes.

Aldo Mazzaferro:	Any reason for that? I mean I know you…

William S. Johnson:	Well this year we had - you know, we built the Lafayette building. We also had some expansion in Kansas City, a couple other - spent some money on the capital…

Maurice S. Nelson, Jr.:	We had to add on, Aldo you’ve been to Chicago. You’ve seen those new cranes on three of the Kasto systems.

Aldo Mazzaferro:	Right.

Maurice S. Nelson, Jr.:	All those were added this year. So we really had - thank God by the way, but we really had a surge this year. So 33 was a little high for us. Don’t be thrown off by that year we put in the Kasto system. Seventeen is probably more typical really.

Aldo Mazzaferro:	More typical, right.

William S. Johnson:	But I think as this Portland project that’s already been announced and that’s in process right now. But most of the spending, nearly all the spending will be in the next fiscal year.

Aldo Mazzaferro:	Great. Is that - is the Portland facility going to be the next thing in the pipeline that comes up that gets finished do you think?

William S. Johnson:	Well actually Lafayette is on the verge of being finished. We’ll be opening that up in March operationally. And then Portland would be - Portland’s the other facility project that we have in the works.

Aldo Mazzaferro:	Great.

William S. Johnson:	That’s later in the next - within the next fiscal year.

Aldo Mazzaferro:	So what’s the relative size of Lafayette would you say compared to your other locations? Is that - I know it’s…

William S. Johnson:	The square footage is about 65,000. Actually Portland’s going to be pretty much of a cookie cutter, the same size. I’d say that if you look at our average, it’d be pretty close to the mean. Obviously we - the location like Chicago that’s 800,000 square feet… having a small as 10,000, 15,000 square feet some of these small satellites, I’d say both of those new facilities would be pretty much what we size wise would be average, in terms of the warehouse square footage.

Maurice S. Nelson, Jr.:	We expect sales - we’ve said this. We expect sales to build to 3 million and beyond which would make it not even small. I mean that would be really what we call midsize.

Aldo Mazzaferro:	Great. And that’s still going to serve your traditional customer base right? You’re not switching into construction areas or anything else down there, right?

Maurice S. Nelson, Jr.:	No, no, no. It’s really they’re going to have a strong emphasis on energy there.

Aldo Mazzaferro:	Right. Great. And then Bill, just one last detail is your forecast for the 35% fiscal year tax rate kind of implies about 36 for the fourth quarter. Would you say that’s about right?

Gil Leon:	No we’ve - this is Gil Leon. We’ve shortened it up to about 34-1/2% through the nine months. And we’re currently expecting that to continue at that rate.

Aldo Mazzaferro:	Oh okay. So 34-1/2%?

Gil Leon:	Yes, we just rounded it to 35 in the deck.

Aldo Mazzaferro:	I got it. Okay. Great quarter. Thank you.

Maurice S. Nelson, Jr.:	Thanks Aldo.

Operator:	There are no further questions at this time.

Maurice S. Nelson, Jr.:	Okay, well thanks everybody. And again, we’re really optimistic about everything that’s going on. Is there another question?

Operator:	Sir, we did just have someone else come into queue.

Maurice S. Nelson, Jr.:	All right, well let’s go ahead and - I was right in the middle of my wrap-up. John, what are you doing? You’re late.

Operator:	John Novak with CIBC World Markets, go ahead.

Maurice S. Nelson, Jr.:	Hi John.

Operator:	Sir, your line is open. Please go ahead.

John Novak:	Hello?

Maurice S. Nelson, Jr.:	Hi John.

John Novak:	Hey Sandy.

Maurice S. Nelson, Jr.:	How are you doing?

John Novak:	Can you give us a sense of how many employees there were at the end of the period?

Maurice S. Nelson, Jr.:	Seventeen forty-five I believe.

John Novak:	Okay. And Bill, can you just give us an idea of the working capital that you expect - will you generate working capital in the fourth quarter or will you continue to consume it?

William S. Johnson:	Well our working capital I think will be pretty stable. Our inventory receivables, payables, when you net those out, that should be pretty stable. Because of that we should generate - that’s what generates the cash to pay down the revolver during the quarter.

Maurice S. Nelson, Jr.:	You heard Bill say John, the revolver balance should be zero at the end of the quarter.

John Novak:	Okay, that’s great. Thank you very much.

William S. Johnson:	Okay.

Maurice S. Nelson, Jr.:	Okay I believe that is the end. So again, thanks everybody and we look forward to a real strong quarter coming up as we gave you in the guidance. Thanks for joining in our call.

Operator:	Ladies and gentlemen, this does conclude today’s conference. Thank you for participating. You may all disconnect.

END

Regulation G Reconciliations

All Amounts in $000’s

1 The company calculates EBITDA (earnings before interest, taxes, and depreciation and amortization) as follows:

Net income
Plus	Depreciation and amortization
Plus	Net interest expense
Plus	Provision for income taxes
=	EBITDA

2 The company calculates diluted earnings per share as follows:

	Three Months Ended December 30, 2005	Three Months Ended December 31, 2004	Nine Months Ended December 30, 2005	Nine Months Ended December 31, 2004
Net income	$18,165	$4,519	$59,625	$38,074
Preferred Dividends	—	—	—	5,510

Net income available to common stockholders	$18,165	$4,519	$59,625	$32,564

Adjusted net income per share
Basic	$0.36	$0.39	$1.22	$2.83

Diluted	$0.35	$0.29	$1.18	$2.10

Weighted Shares
Shares used in basic net income per share computations - weighted average common shares outstanding	50,952	11,711	48,998	11,508

Net effect of dilutive common share equivalents based on treasury stock method	1,582	4,028	1,716	4,028

Diluted weighted shares outstanding	52,534	15,739	50,714	15,536

20